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                                                                    EXHIBIT 23.2




The Reverse Stock Split as described in Note 2 to the consolidated financial statements has not been consummated at March 3, 2000. When this event has been consummated, we will be in a position to render the following consent.


/s/ KPMG LLP

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the inclusion of our reports dated February 23,2000 (except as to
note 2, which is dated as of         , 2000) included herein with respect to the
consolidated balance sheets of ARTISTdirect, Inc. (and its predecessor company ARTISTdirect, LLC) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in members' and stockholders' equity (deficit), and cash flows for each of the years in the three year period ended December 31, 1999 and to the reference to our firm under the heading "Experts" in the prospectus.